April 19, 2013
Craig Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Jack Henry & Associates, Inc.
Form 10-K for the fiscal year ended June 30, 2012
Filed August 27, 2012
File No. 000-14112

Dear Mr. Wilson:

This letter provides Jack Henry & Associate, Inc.'s (Jack Henry) response to your letter to John F. Prim dated April 9, 2013, setting forth the Staff's comments on the above referenced Form 10-K. The numbered paragraphs below correspond to the numbered paragraphs in your letter.

Form 10-K: For the fiscal year ended June 30, 2012

Consolidated Financial Statements
Note 1. Nature of Operations and Summary of Significant Accounting Policies
Computer Software Development, page 40

1.
Staff's Comment: We note from your disclosures on page 29 that you capitalize certain costs incurred to develop or purchase internal-use software. Please clarify how your policy for capitalized software developed or obtained for internal-use complies with the guidance in ASC 350-40-25. Tell us what consideration you gave to disclosing your policy for capitalized software developed or obtained for internal-use.

Our Response: Our reference to internal-use software within our Critical Accounting Policies on page 29 was intended as a general acknowledgement that we capitalized costs related to such software. Upon re-reading this disclosure, we believe we have made the unintentional implication that our policies relating to internal-use software are critical to the determination of our financial position, results of operations or cash flows. We will remove reference to internal-use software from our Critical Accounting Policies in future filings, unless a future determination is made that such policies are critical.

We acknowledge that ASC 350-40 is the governing guidance for capitalizing both the costs of acquiring third-party software and the internal costs of designing, developing and testing software that will be used internally and not marketed to customers. We further recognize that these rules are distinct from those contained in ASC 985. Most of the software we acquire for internal-use is acquired as “off-the-shelf” software that is not modified by us and for which we capitalize no internal costs. For our major software systems, such as our accounting, budget and customer relationship management systems, our capitalized costs may include some internal or external costs to configure, install and test the software during the application development stage. In accordance with ASC 350-40, we do not capitalize preliminary project costs, nor do we capitalize training, data conversion costs, maintenance or post-development stage costs.

When considering whether to disclose our policy for internal-use software, we referred to ASC 235-1-50-3, which requires the disclosure of principles that materially affect the determination of financial position, cash flows, or results of operations, that encompass important judgments, and that involve any of the following:

a.	A selection from existing acceptable alternatives

b.	Principles and methods peculiar to the industry

c.	Unusual or innovative applications of GAAP

We do not believe that our policy regarding the capitalizing of internal-use software costs materially impacts, or is likely to materially impact, the determination of our financial position, cash flows or results of operations. While estimation and judgment is required related to the determination of the amortization of these capitalized costs, we do not view those judgments as unique from those required for other capital assets and thus we have specifically included internal-use software in the discussion of our accounting policies governing Property and Equipment and Intangible Assets (see page 40 of our filing).

2.
Staff's Comment: Please quantify the amounts included in the “computer software, net” line item for capitalized costs incurred to develop commercial software products compared with those costs incurred to develop or purchase internal-use software for each period presented. In addition, tell us the amount of amortization expense attributable to internal-use software for each period presented and tell us where these amounts are classified in your consolidated statements of operations.

Our Response: The referenced line item, “computer software, net” does not include any costs incurred to develop or purchase internal-use software for any period presented. This line item includes only capitalized costs incurred to develop commercial software products. While we acknowledge that internal-use software is generally considered an intangible asset it has been our practice to include it within Property and equipment on our balance sheet. It is included within the “Equipment and furniture” component of our “Property and equipment” line item disclosed in Note 3 on page 42 of our filing. As of June 30, 2012 and 2011, the net balance of our internal-use software was $15.3 million and $15.2 million, respectively, which represents less than 6% of net Property and Equipment and less than 1% of total other assets and total assets for the periods presented. We also considered Regulation S-X 210.5-02 and note that internal-use software does not exceed 5% of total assets.

Based on these quantitative considerations, we do not believe our inclusion of internal-use software in Property and equipment represents a material misclassification and therefore, is not a departure from generally accepted accounting principles. We will continue to consider the propriety of this presentation in future years.

We include the amortization of our capitalized costs for internal-use software within depreciation expense. For the years ended June 30, 2012, 2011 and 2010, the total depreciation relating to internal-use software was $7.6 million, $7.2 million and $7.0 million, respectively. This depreciation is recorded within our Cost of support and service line item where the software is used by employees engaged in providing services to our customers, or is included within General and administrative expenses for software used in corporate-level activities like accounting or human resources.

Note 4. Other Assets, page 42

3.	Staff's Comment: Please tell us what consideration you gave to disclosing the weighted-average amortization period, in total and by major intangible asset class. We refer you to ASC 350-30-50-1(a).

Our Response: Our interpretation of ASC 350-30-50-1(a) is that the requirement to disclose the weighted-average amortization period, in total and by major intangible asset class is required only for intangible assets acquired in an asset acquisition or business combination in the period of acquisition. We did not acquire a material amount of intangible assets during the years ended June 30, 2012 or 2011; therefore, we believe that no disclosure is required under the guidance referenced.

We will include the weighted-average amortization period, in total and by major intangible asset class, in our filings for any future period in which a material amount of intangible assets are acquired.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any aspect of this letter, please call the undersigned at (417) 235-6652.
Sincerely,

/s/ Kevin D. Williams

Kevin D. Williams
Treasurer and Chief Financial Officer